Exhibit 17.1

April 18, 2022 Thomas "Denny'' Spruce, President Electronic Servitor Publication Network, Inc. 400 1st Ave N., Ste. 100 Minneapolis, MN 55401 Re: Resignation of Anthony Sanneh Dear Denny: After thoughtful consideration, I have determined that it is best for me personally to focus my time and efforts running my non-profit businesses. Please let this letter serve as my official 30 days written notice to resign from all duties of the company and board of directors. I am resigning as the Chief Executive Officer, Chief Financial Officer, and Secretary of Electronic Servitor Publication Network-effective May 15, 2022. I am electing to exercise my right to voluntarily terminate my employment and duties with the company (pursuant to Section 4(e) of my Employment Agreement). Per our agreement, I will retain my 250,000 fully vested options. I am forfeiting all remaining 250,000 nonvested options and all other company obligations in my employment agreement (including the $1.00 salary). As a professional courtesy, I would ask for a written reply acknowledging my resignation and include an indemnification from all past, present, and future responsibilities and activities from my role within the company. My resignation from the company and the termination of the Employment Agreement are not due to any disagreement with the company. Rather, I cannot reasonably serve my non-profit business and Electronic Servitor Publication Network simultaneously-there are not enough hours in the day and the kids I help need me more than anyone else. As my time becomes available and if the opportunity makes sense for the company, I would welcome the opportunity in helping build a charitable part of your business for professional athletes and the public to game together and raise money for good causes. Denny, I hope you and the team are able to focus all the resources and energy on achieving the business vision. To the best of my abilities, I have fulfilled my obligations to help transition the company to the next phase of development and look forward to its success. Please do not hesitate to reach out if I can be of assistance. Thank you for your consideration and support of my decision. It has been a pleasure to serve! Best regards, Tony 612.414.7121